

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2019

Jason Meggs
Chief Financial Officer
Syneos Health, Inc.
1030 Sync Street
Morrisville, NC 27560-5468

      Re: Syneos Health, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2018
          Filed March 18, 2019
          File No. 001-36730

Dear Mr. Meggs:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Trade & Services